Exhibit 99.1

TyrNovo to Present at 2018 Annual Meeting of the American Association
for Cancer Research

Treatment with TyrNovo’s NT219 in combination with targeted cancer drugs, as well as chemotherapy and immuno-oncology therapies, prevented acquired resistance and reversed resistance of colon, lung and head-and-neck cancers in patient-derived xenograft models

Tel Aviv, Israel, April 13, 2018 – Kitov Pharma (NASDAQ and TASE: KTOV), today announced that TyrNovo Ltd., a company majority-owned by Kitov, will present pre-clinical data on TyrNovo’s anti-tumor resistance drug candidate, NT219, in a poster session at the American Association for Cancer Research (AACR) Annual Meeting 2018, to be held on April 14-18, at the McCormick Place, Chicago, Illinois.

The poster highlights recent promising results, further demonstrating NT219’s efficacy in synergy with immuno-oncology therapies. The recent results, achieved using double autologous PDX models, demonstrated that NT219 converted non-responding tumors to responders to pembrolizumab (Keytruda®). The models also demonstrated the efficacy of NT219 in enhancing the immunotherapeutic potential of cetuximab (Erbitux®).

Details on the poster presentations are as follows:

Session Title: Immune Mechanisms Invoked by Therapies 1

Session Time: 4/16/2018 1:00 PM - 5:00 PM ET
Location: Poster Section 33
Poster Board Number: 2754 / 16

About NT219

NT219 is a small molecule that presents a new concept in cancer therapy by promoting the degradation and inhibiting the phosphorylation of two oncology-related checkpoints, Insulin Receptor Substrates (IRS) 1 and signal transducer and activator of transcription 3 (STAT3), respectively. While targeted anti-cancer drugs inhibit the “ON” signal, NT219 activates the “OFF” switch, extensively blocking major oncogenic pathways. In pre-clinical trials, NT219, in combination with several approved cancer drugs, displayed potent anti-tumor effects and increased survival in various cancers, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers, by preventing the tumors from developing drug resistance and reversing resistance after it had been acquired.

About TyrNovo

TyrNovo Ltd., a Kitov Pharma (NASDAQ/TASE: KTOV) company, is a developer of novel small molecules in the oncology therapeutic field. TyrNovo is developing NT219, an oncology product designed to be used in combination with other oncology drugs. NT219 is a small molecule that presents a new concept in cancer therapy. In combination with various approved oncology drugs, NT219 has demonstrated potent anti-tumor effects and increased survival in various cancer models, including sarcoma, melanoma, pancreatic, lung, ovarian, head & neck, prostate and colon cancers. Its mechanism of action is through the prevention of acquired resistance in tumors and by regression of resistant tumors. For more information on TyrNovo please visit http://www.tyrnovopharma.com.

About Kitov Pharma

Kitov Pharma (Kitov Pharma Ltd.; NASDAQ/TASE: KTOV) is an innovative biopharmaceutical drug development group of companies. Leveraging deep regulatory and clinical-trial expertise, Kitov’s veteran team of healthcare and business professionals maintains a proven track record in streamlined end-to-end drug development and approval. Kitov’s flagship combination drug, Consensi™, intended to treat osteoarthritis pain and hypertension simultaneously, achieved the primary efficacy endpoints for its Phase III and Phase III/IV clinical trials. NT219, which is developed by its majority-owned subsidiary, TyrNovo Ltd., is a novel patented small molecule designed to overcome cancer drug resistance that is currently in pre-clinical development. By lowering development risk and cost through fast-track regulatory approval of novel late-stage therapeutics, Kitov plans to deliver rapid ROI and long-term potential to investors, while making a meaningful impact on people’s lives. For more information on Kitov, the content of which is not part of this press release, please visit http://www.kitovpharma.com.

Forward-Looking Statements and Kitov’s Safe Harbor Statement

Certain statements in this press release are forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the lack of sufficient funding to finance the clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents attained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents with protective claims; the commencement of any patent interference or infringement action; our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions; the uncertainty surrounding an investigation by the Israel Securities Authority into our historical public disclosures and the potential impact of such investigation on the trading of our securities or on our clinical, commercial and other business relationships, or on receiving the regulatory approvals necessary in order to commercialize our products, and other factors that are discussed in our in our Annual Report on Form 20-F for the year ended December 31, 2017 and in our other filings with the SEC, including our cautionary discussion of risks and uncertainties under ‘Risk Factors’ in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement, or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, http://www.sec.gov

For further information, contact:

Simcha Rock

Chief Financial Officer of Kitov and Director of TyrNovo

+972-3-933-3121 ext. #105

simcha@kitovpharma.com

Bob Yedid

Managing Director

LifeSci Advisors, LLC

+1-646-597-6989

bob@lifesciadvisors.com